Jingwei International Limited
Unit 701-702, Building 14, Keji C. Rd. 2nd,
Software Park,
Nanshan District, Shenzhen, 518057, China

September 16, 2009
Mr. Stephen G. Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Jingwei International Limited
Form 10-K For the Year Ended December 31, 2008
Form 10-K/A For the Year Ended December 31, 2008
Forms 8-K Filed on February 6, 2009 and February 17, 2009
File No. 000-51725

Dear Mr. Krikorian,

We transmit herewith for filing with the Securities and Exchange Commission this correspondence via the EDGAR system in response to the comments set forth in the Staff’s letter dated September 1, 2009 (the “Staff’s Letter”).

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

Form 10-K/A (Amendment No. 2) For the Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Revenue recognition

Software and system services, page F-15

1.
Your response to prior comment 3 states that you have determined your software and systems arrangements to be outside of the scope of SOP 97-2, however, your revised disclosure on page F-15 indicates that you are accounting for these arrangements in accordance with SOP 97-2. Please explain. Further, please confirm your understanding that the number of deliverables included in your arrangements is not determinative of the literature applied. In this regard, your arrangements should be accounted for pursuant to SOP 97-2 if they meet the scope requirements of paragraph 2 of that standard.

Response:

We believe that our software and systems arrangements are within the scope of SOP 97-2 and the accounting for those arrangements are compliant with the provisions of SOP 97-2. We would like to clarify that the initial first year warranty service refers to the support we provide to our customers to help them solve simple problems encountered while they are operating the software. It does not refer to other deliverables, such as any changes made to or replacement of software to improve the characteristic or bring the system up-to-date. The cost of such warranty service is insignificant relative to the costs of the total contact. The warranty revenue is recognized together with the initial licensing fee on delivery of the software as all of the following conditions are met: a. The estimated PCS fee is included with the initial licensing fee.  b. The PCS included with the initial license is for one year or less. c. The estimated cost of providing PCS during the arrangement is insignificant. d. Unspecified upgrades/enhancements offered during PCS arrangement historically have been and are expected to continue to be minimal and infrequent.

2.
Our understanding, based on your two responses to date, is that your first year “warranty” services, which are renewable after twelve months as “maintenance services,” are essentially the same. That is, they both appear to provide customers with access to telephone support as software is being operated by your customers, as well as remote upgrades on a when-and-if-available basis and enhancements as part of the normal maintenance for software, consistent with PCS arrangements as described in the final paragraph of the Glossary of SOP 97-2. Please provide a more detailed explanation of exactly how these two service offerings differ, and what, if any, “warranty” obligations you have following the first twelve months of the arrangement, for example, if your customization services have not yet been completed, or if the customer’s payment for any portion of the arrangement is past due or is subject to extended payment terms. Your response should include your consideration of the guidance set forth in TPA 5100.43.

Response:

Typically, the warranty service is an integral part of the arrangement provided in the first year of the contract. This one-year warranty service is designed and provided solely in connection with the usage of the software customized for the particular customer and the costs of such services provided are insignificant relative to the costs of the software and system service projects. Following the initial first year, post contract customer support is not provided beyond the one-year warranty period unless the customer signs a separate maintenance contract, in which annual fees equivalent to 10% of the total original contractual value will be charged.

The nature of warranty and maintenance is essentially the same in terms of accounting as the service of warranty, although insignificant, was considered together with the software contract price. However, in real practice of operation, to the extent of services provided and cost incurred, they are different. The warranty service refers to the support we provide to our customers to help them solve simple problems encountered while they are implementing the software, which is usually done through remote support.  For maintenance, our people are required to be on site as most of the activities are more complicated, such as monitoring and maintenance, technical support as well as any upgrade to the software to improve the characteristics or bring them up-to-date.

Generally, there is little relation between the warranty obligation and the extended payment terms. We provide warranty support upon delivery and customer acceptance of the customized software according to the contract, no matter whether the payment terms are extended or not.

We also considered the guidance set forth in TPA 5100.43 for the accounting of de-bugging, pursuant to which a software vendor should account for the estimated costs to correct the bugs in accordance with FASB Statement No. 5, accounting for contingencies. Based on our best estimation according to years of operational experience and our strategy to maintain a stable business model for such business, the cost estimated for de-bugging is insignificant, and the possibility that a significant amount of de-bugging costs will occur is remote. Therefore, no provision of such contingent liability was made.

3.
We note from your response to prior comment 4 that these projects take ‘more than three months to complete.” With regard to your normal and customary payment terms of six to twelve months, tell us how these payment terms compare to the length of time the customization services are provided to your customers. Please explain the relationship between the period during which you provide your services, the expected time the customer is expected to use the customized software and your normal and customary payment terms. Provide an in-depth discussion of how you determined that “since the software services are customized, there is no risk of obsolescence” as it is unclear how customization of software would reduce its susceptibility to obsolescence. Refer to paragraph 27 of SOP 91-2.

Response:

The payment term will be determined by management according to the creditworthiness, payment history as well as the complexity of payment process of the customers, not by the length of time the customized software is expected to be used by our customer, which is typically between three to five years.

In other words, we provide the services in accordance with the contract, and our customer can use the customized software upon completion and acceptance of the project and software. The payment terms are determined based on the factors described in the paragraph above, not the length of time the services are provided.

Our customers are primarily top Chinese telecom carriers, the service is customized in connection with those customers’ businesses, and the competition in such software industry is not fierce in China. Furthermore, we constantly provide enhancement of the project during maintenance service. Therefore, the value of the software services would not reduce subsequently. Thus we conclude that the likelihood of payment refusal by our customers is remote.

4.
Your response to prior comment 7 indicates that the majority of your accounts receivable at December 31, 2008 had been granted extended payment terms and that six months later, on June 30, 2008, only 24% of these amounts had been collected. You also state that “extension of payment terms is only considered when the outstanding payments are overdue.” Please explain in greater detail, the reason why the customer payments are overdue. That is, our understanding from your response of June 17, 2009 is that your customers are primarily “top Chinese Telecom carriers” and your discussion in the liquidity section states that these customers “have monopoly power in the market over service or equipment suppliers.” It therefore appears that your extension of payment terms is based upon market conditions, rather than lack of creditworthiness on the part of your customers. Please explain, in greater detail, why you appear to have adopted a business practice of subsequently extending the original payment terms at the request of customers who would appear to have the ability to pay within the terms of the original agreements.

Response:

Our customers are primarily the three top Chinese Telecom carriers, and they do have the ability to pay within the terms of the original agreements.  However, the payment process within these three carriers is extremely complicated, and each payment is required to be approved by management at various levels, and often results in overdue payments. For example, a failure to get the approval from any manager who may be on a business trip may lead to a deferred payment.

Furthermore, these top Chinese Telecom carriers often defer such payments to all their customers, not just to us and this is a common practice in mainland China.

5.
For each period presented, quantify the amounts of receivables that are attributable to Datamining Services and to Software Services. Clarify to which segment your standard payment terms of six to twelve months and your practice of extending payment terms apply. Further, provide a detailed analysis that supports your history of successfully collecting your accounts receivable without making concessions, including balances for which payment terms have been extended.

Response:

The quantified amounts of accounts receivables attributable to data mining and software services for the periods presented are as follow:

Accounts Receivable	Data mining Services	Software Services	Total
2008 Q1	7,509,172	5,935,464	13,444,636
2008 Q2	11,430,079	5,620,527	17,050,606
2008 Q3	14,840,375	7,935,530	22,775,905
2008 Q4	11,879,008	7,492,516	19,371,524

We set payment terms according to each contract rather than business segment. The standard payment terms of each segment are six to twelve months. We extend payment terms based on the creditworthiness of our customers.

For example, China Unicom Jiangsu Branch, one of our important customers, signed a contact with the Company last year. The project was completed in November 2008 and the payment term was six months. However, due to the complexity of China Unicom Jiangsu Branch’s payment system, China Unicom Jiangsu Branch failed to make the payment within the time as expected.  The Company extended the payment term from six months to twelve months for them. In March 2009, we successfully received the payment without any concessions.

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The company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely, /s/ Regis Kwong Regis Kwong Chief Executive Officer